CAPITAL RESOURCE FUNDING, INC.
2212 LANTERN WAY CIRCLE
CORNELIUS, NC 28031
(704) 564-1676

February 11, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549-0404

ATTN:       Chris Windsor, Esq.
Senior Attorney
Office of Emerging Growth Companies

Re:              Capital Resource Funding, Inc.
Form SB-2 filed August 16, 2004; Amended October 25, 2004;
Amended December 23, 2004; Amended February 11, 2005
File Number: 333-118259

Gentlemen:

Thank you for your comment letter dated January 14, 2005 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2. We have filed our revised Amendment No. 3 to Form SB-2/A (the “Form SB-2/A”) of Capital Resource Funding, Inc. (the “Company”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy to the staff of the Commission by overnight courier.

In our Registration Statement on Form SB-2/A, filed with the Commission on December 23, 2004, we stated the following on the cover page of the prospectus:

One of the Selling Security Holders is Greentree Financial Group, Inc.,
   a Florida corporation (“Greentree”), which is offering all of its shares of common stock for sale under this prospectus. Greentree is registering its shares for sale because it is a service provider to, rather than a long term investor in, our Company. In connection with the offering, Greentree would be deemed to be a statutory underwriter within the meaning of
Section 2(a)(11) of the Securities Act of 1933, as amended.

Greentree’s denomination as a statutory underwriter, which appears on the cover page and throughout the prospectus, was included at the request of the staff of the Commission based on Comment No. 23 of its November 16, 2004 Comment Letter with respect to our Form SB-2/A, filed with the Commission on October 27, 2004.
.
Greentree is listed as a Selling Security Holder of 490,000 shares of common stock of the Company in our prospectus. It received such stock for providing consulting services to us pursuant to a Consulting Agreement, dated June 23, 2004 (the “Consulting Agreement”), a copy of which is set forth as Exhibit 10.1 to the Registration Statement of which the prospectus forms a part. We and our counsel have reviewed Greentree’s activities in general and the particular services which it has provided to the Company, and our counsel has discussed the same on an informal basis by phone with the staff, and we have concluded that it was not appropriate to denominate Greentree in the prospectus as a statutory underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. Accordingly, we have removed all references to such status in the Form SB-2/A which we have filed with the Commission. The factual basis for our conclusion is set forth below.

Greentree is co-owned by Michael J. Bongiovanni, CPA, MBA, and his step-son, R. Chris Cottone, CPA. Mr. Bongiovanni is the President of Greentree and Mr. Cottone is the Vice President. The principal offices of Greentree are located at 555 S. Powerline Road, Pompano Beach, Florida 33069, and 17111 Kenton Drive, Cornelius, North Carolina 28031. Mr. Bongiovanni is located at the firm’s North Carolina office, and Mr. Cottone is located at the firm’s Florida office. Greentree employs eight individuals, five in Florida and three in North Carolina. In addition, from time to time, Greentree engages independent contractors to assist with the workload associated with various consulting projects that it has taken on.

Greentree is owned and operated by two experienced, licensed certified public accountants. Messrs. Bongiovanni and Cottone provide accounting services primarily to small businesses, both public and private, and also serve as SEC approved auditors, through a separate firm, Bongiovanni & Associates, CPAs, for companies in which they do not have a financial interest. Their accounting services are reasonable and affordable for the small business issuer. Through their accounting services, Messrs. Bongiovanni and Cottone have developed over 25 years of combined experience in all aspects of public company accounting and consulting work. It was a natural progression for them to provide consulting advice on the preparation of various SEC filings and other SEC issues, although they refrain from practicing law, and retain experienced SEC lawyers to assist with the same. When a project calls for the practice of law, the principals of Greentree engage independent, experienced securities lawyers to answer questions for them and to work with them in an attorney-client relationship, or these attorneys are engaged by their clients to work directly in an attorney-client relationship with them.

Greentree does not engage in the activities of a broker-dealer, for which a license is required. It is not “engaged in the securities business.” For example, Greentree does not engage in raising capital for clients for a fee, engage in merger and acquisition activities for a fee, or buy or sell securities for or on behalf of clients. It does sell the shares which it receives as compensation for its accounting and document preparation services, since stock is a large component of its compensation, and it must, like all businesses, pay its bills or go out of business. Greentree is not a promoter, control person, underwriter, or dealer in securities. It does not engage in stock promotion. It is a company owned solely by two professionals, who happen to be accountants, and it provides value added services to its accounting and consulting clients.

We engaged Greentree pursuant to the Consulting Agreement to perform the following services: (a) Assist with the preparation of SEC Registration Statement Form SB-2; (b) Assist with the preparation of Board Resolutions authorizing the transactions; (c) Assist with preparation of the Company’s corporate housekeeping; (d) Assist with the preparation of a share exchange agreement with a publicly traded company; (e) Edgarization of the Form SB-2 and subsequent filings with the Securities and Exchange Commission; (f) Assist with the preparation of a newly created class of preferred stock. With respect to many of these tasks, outside legal counsel was engaged by the Company to draft documents and counsel the Company, together with principals of Greentree. Other services that Greentree performed for the Company which are not mentioned in the Consulting Agreement include the provision of value-added financial advice on certain business projects, federal income tax consulting services, developing cash flow projections for the Company and assisting with the development of our business plan.

Mr. Bongiovanni graduated from Florida Atlantic University in 1985, with a Masters degree in Accounting. He has five years of experience with a “Big 5” CPA firm, three years as a CFO for a publicly traded company and four years of local firm experience in a management position. He is a member of the American Institute of Certified Public Accountants since 1985, the North Carolina Association of Certified Public Accountants since 1999, and the Charlotte Chamber of Commerce Venture Capital Committee since 2000. He serves on numerous business, civic and charitable committees and was formerly appointed by the Mayor of Lauderhill, Florida as a trustee of a municipal trust fund. His diverse clientele has included automobile dealerships, real estate firms and broker/dealers. In addition to his accounting and auditing expertise, he provides client services in the areas of financial advice, and he helps owner-managed entrepreneurial clients develop winning business strategies.

Mr. Cottone graduated from Florida Atlantic University in 1997 with a Bachelors degree in Accounting. He is a member of both the American (since 1998) and Florida (since 1998) Institutes of Certified Public Accountants and the Public Company Accounting Oversight Board (since 2004). Mr. Cottone is a frequent contributor to various publications and periodicals, and he lectures frequently to professional organizations. At Greentree, with the assistance of outside counsel, he advises clients with respect to compliance with the complex system of federal and state securities laws, emphasizing the accounting aspects of compliance.

Greentree has helped numerous small business issuers comply with the Commission’s accounting rules and has introduced many small business issuers to competent securities counsel and other experts. They believe that the results have been beneficial for their customers and consistent with the Commission’s goals of fair and complete disclosure under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. We believe that Greentree provides a quality service to its customers, often in return for stock compensation; frequently stock rather than cash is the only means of compensation available for small business issuers. In our case, we certainly could not have afforded to pay a firm with the qualifications of Greentree cash compensation for their services, and they agreed to take 490,000 shares of our common stock in payment. They must now register that stock for sale, because they are not stock market investors. They are professional service providers.

We urge the Commission to agree with our conclusion that Greentree is not an underwriter within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with our offering, and we urge it to permit us to treat Greentree as a bona fide selling stockholder in our prospectus. We can not afford to compensate Greentree in cash, and we need their services to help us with continuing SEC reporting and compliance. Underwriter denomination imposes a prospectus delivery requirement on Greentree, as well as liability for any misstatement or omission contained in our prospectus. It also has the connotation that Greentree was the promoter of our offering, which is not accurate. We would like to continue to work with Greentree in the future, but we can not afford that if Greentree is denominated an underwriter in this offering. All future services would have to be performed by Greentree on a cash basis.

General

1.  Laura Koran, Steve Moore and Richard Koran, three officers of the Company, are no longer offering their aggregate 300,000 shares for sale. These shareholders have been deleted from the Selling Security Holders table under Item 7, and, accordingly, your comment is no longer applicable.

2.  We have included an updated, signed accountants’ consent with our Form SB-2/A, as requested by the staff.

Cover Page

3.  Inasmuch as we have taken the position that Greentree is not a statutory underwriter, your comment about Greentree’s affiliates is no longer applicable.

Risk Factors

4.  We have revised several of the risk factors to delete language stating that we cannot assure or cannot be certain of specific outcomes, and have instead focused on the underlying risks.

5.  We have revised the text of this risk factor to clearly state that no market maker has agreed to make a market in our shares, that no such agreement may ever be reached, and that no concrete steps have been taken toward having our shares quoted on the OTCBB.

6.  We have deleted the reference to hiring a marketing assistant from our risk factor.

Dilution

7.  In the second paragraph under Item 6, Dilution, we have revised the text to read “chief executive officer,” as suggested in your comment. We have also clarified that the 790,000 shares to be issued to employees and a consultant, were not issued as of September 30, 2004, but were subsequently issued. As of such date, they were carried on the books of the Company in an account entitled “Common Stock To Be Distributed.”

Our Business Plan

8.  As requested, we have clarified our discussion of “referral transactions” in the first paragraph under “Our Business Plan.” In particular, we have modified this paragraph to include disclosure that we have no formal agreements with any of the persons referred to as our referral base.

9.  We have provided a clearer explanation of how to reconcile our projected expenses in the table on page 26 with our expected expenses disclosed in the MD&A sub-section title “Expenses.” We have added a sentence at the end of the second paragraph in the latter section that delineates the additional expenses that we expect will increase on a per annum basis. These expenses add up to $118,800 per year, which is also sum of our expenses of $29,700 per quarter listed on page 26 of the section entitled “Our Business Plan.”

Competition

10.  As requested, we have deleted from the third paragraph on page 28 the statement that our business plan has been “tested.” Instead, we have substituted a sentence that reads “There are examples of successful commercial finance brokerage firms within our industry, and we hope to achieve success with a business plan that shares many similarities, but is tailored to our size and resources. We meet from time to time with our competition and share ideas and opportunities. For example, …”.

Management’s Discussion and Analysis
Liquidity and Capital Resources

11.  We have revised the last sentence of first paragraph so that it ends with the words “…a net loss.” Wording referencing rent and expenses paid by company President was deleted.

Financial Statements for Period Ended May 31, 2004

12.  In the Independent Auditor’s Report, the going concern explanatory paragraph has been moved below the auditor’s opinion to comply with Section AU 341.12-13 of the AICPA Professional Standards.

13.  In Note A-Summary of Significant Accounting Policies on page 43, we have added a sentence at the end of the first paragraph to disclose that we have elected May 31 as our fiscal year-end.

14.  On page 50, in Note H-Going Concern, we have added two paragraphs (the second and fourth) that more clearly explains the conditions that have caused us to have substantial doubt about our ability to continue as a going concern and our plans for dealing with the adverse effects of such conditions.

Financial Statements for Period Ended September 30, 2004

15.  All pages of our interim financial statements have been revised to clearly indicate that the information presented is unaudited.

16.  Our interim financial statements have not been updated as they are still comply with the Commission’s 135-day rule.

17.  We do consider our Company to be a development stage company and have added text to our financial statements and the accompanying notes to reflect this designation. Also, as required by Instruction 2(2)(vi) to Item 310(b) of Regulation S-B, our financials now indicate that totals are cumulative since inception.

            We have made the requested changes to our interim Balance Sheet, Income Statement, Statement of Cash Flows and Statement of Stockholders’ Equity.

18.  We have revised the reporting periods discussed in our MD&A to discuss results of operations, liquidity and capital resources for the period from inception through May 31, 2004; the period from June 1, 2004 through September 30, 2004; and the cumulative period.

19.  We have asked our counsel and accountant to research the issues posed by Comment No. 53 contained in the Commission’s Comment Letter, dated November 16, 2004, and have the following responses. First, Section 55-16-23 of the North Carolina Business Corporation Act (the “NCBCA”), characterizes a forward stock split as a share dividend. This is the only provision of the NCBCA that we are aware of that can be interpreted to apply to a forward stock split. Section 55-16-23 states, in pertinent part, that “Unless the Articles of Incorporation provide otherwise, shares may be issued pro rata and without consideration to the corporation’s shareholders or to the shareholders of one or more class or series. An issuance of shares under this section is a share dividend.” In addition, we have not found any other sections of the NCBCA or relevant case law that answer the question of whether a forward stock split or share dividend reduces par value as a matter of law. However, it is important to point out that share dividends are not treated any different from other types of dividends or distributions to shareholders under the NCBCA, and no adjustment to the par value of a corporation’s stock results therefrom. Distributions to shareholders are regulated by Section 55-6-40, which provides, in part, that “no distribution may be made if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business; or the corporation’s total assets would be less than the sum of its total liabilities plus … the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.” Since this prohibition against certain distributions is not applicable to the share dividend, or 20,000 for 1 forward stock split, effected by us last year in favor of the sole shareholder, Mr. Koran, the share dividend appears not to have run afoul of the prohibitions of Section 55-16-23. The par value of our shares was $.001 per share before the share dividend, and it is $.001 per share after the share dividend. In our view, the issuance of a share dividend should not affect par value. This conclusion is based on our common sense interpretation of the impact of a share dividend on par value, and on the lack of any authority to the contrary under the NCBCA. It is not based on any statutes or case law that our counsel came across during the course of his research.

Second, we believe that our accounting treatment of the share dividend was appropriate. David Koran contributed an amount equal to the stated or par value of the shares that were issued to him. His 500 shares received a 20,000 for 1 share dividend, and, as a result, he received 10,000,000 shares. In order for the shares to be validly issued for an amount equal to or greater than par value, Mr. Koran contributed $10,000, which equaled their par value. The economic reality of the transaction is that Mr. Koran purchased 10,000,000 shares at par value, and he paid for these shares with a promissory note for $9,900 and $100 in cash. The accounting entries made were a debit to a receivable for the par value of the stock, and a credit to the common stock account for the par value paid. Miller’s GAAP Guide, an authoritative source, agrees with our accounting treatment. In Exhibit 45-1, a concise flow chart is presented that sets forth when and where it is appropriate under ARB No. 43 to reduce par value in connection with certain distributions. We followed Miller’s Guide in making our accounting entries and book presentation.

Third, the promissory note of David Koran which was given in connection with the share dividend was originally an oral promise to pay $9,900, payable on demand, bearing interest at 6% interest per annum. We have reduced this note to a written instrument and have filed it as an exhibit to our registration statement. We appreciate the staff’s guidance in this regard. The note is a substantive promise of Mr. Koran, and would be enforced by his Board of Directors in the event that it is not paid when demand is made therefor. The note has an acceleration provision and bears interest upon default. Our Board of Directors is responsible to our shareholders, and not to Mr. Koran, and it is charged with the enforcement of obligations such as this, if and when a demand for repayment is made. No payments have been made to date since there has not been any demand made by our Board of Directors. We would be willing to add a risk factor concerning the existence and terms of this promissory note if the staff deems it appropriate. However, the terms of the note have been fully disclosed in the prospectus in the section entitled “Transactions Within Last Five Years” at page 23.

20.  We have revised our Statement of Operations, as requested.

21.  We deleted the “Split adjustment on common stock” line item set forth in our Statement of Operations. Upon further review, we do not believe that the forward stock split results in an expense recognition event, because the relevant accounting entries relate only to our balance sheet. FASB 123, entitled “Accounting for Stock Based Compensation,” requires the common stock account to be credited for the number of shares issued times the related par value per share in a transaction of this sort, and, of course, there must be an offsetting debit entry. Our accounting entries were to credit common stock in the amount of $9,900 and to debit receivable from sale of stock to officer by $9,900.

22.  We have adjusted the figures on our expense line items in our Statement of Operations so that the sum of those items is now correct.

23.  We have modified our Statement of Cash Flows to comply with SFAS 95, as recommended.

24.  The last sentence of Note C-Common Stock To Be Distributed, on page 59, has been revised to clearly state that the 490,000 shares due to Greentree were issued subsequent to September 30, 2004.

25.  The journal entries used to record the issuance of 490,000 common shares issued to Greentree subsequent to September 30, 2004, were as follows: We debited consulting fees for $122,500 for the fair valuation amount of $0.25 per share. We credited common stock to be distributed for $122,500, representing the shares distributed after September 30, 2004.

26.  We have added a paragraph on page 56, under Note A-Summary of Significant Accounting Policies, entitled “Stock-Based Compensation.” This paragraph fulfills the requirements of SFAS 123 in disclosing how the Company accounts for stock-based compensation.

27.  As indicated in our revised Note D, we used $0.25 as the fair value of the common stock. The valuation approach used to determine the fair value of the common stock was retrospective. The valuation specialists were related parties, consisting of David R. Koran and Greentree, both of whom own a substantial position in the common stock in our Company.

28.  We have revised our MD&A discussion to provide a discussion of the significant factors, assumptions and methodologies used in determining fair value, and the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist, as requested.

29. We determined and valued the 490,000 common shares issued to Greentree at $.25 per share, yielding an aggregate recorded expense amount of $122,500 for the stock issuance. This amount, along with other consideration paid, approximates the fair value of the services provided by Greetree as set forth in its Consulting Agreement in today's marketplace, based upon our interviews of other such professional firms which provide similar types of services. The web sites of certain other professional consulting firms advertise an average price of $175,000 for similar services, according to our research performed last year. We used the fair value of the services rendered by Greentree as the most objective measure of the fair value of the stock which was issued to it, since our stock price is not quoted on any exchange. We believe that the fair value of $0.25 per share of common stock issued, together with the other consideration paid, approximates the fair value of the services provided. For example, Greentree received 122,500 shares of common stock at $0.25 per share, $10,000 in cash and $40,000 in a promissory note for the services it provided. This amounts to $172,500 in aggregate compensation, which reasonably approximates our determination of $175,000 as the fair value of the services provided.

The definition of fair value in Chapter 9 of SFAS-123 which we used is the same as that provided in FAS-121 (Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of), as superseded by FAS-144, and is described in the chapter entitled “Impairment of Long-Lived Assets” in the 2003 Miller GAAP Guide.

As you know, the fair value of the assets in a non-monetary transfer is determined by reference to the estimated realizable value of similar assets that are sold for cash, quoted market prices, independent appraisals, and other available evidence.

In a non-monetary exchange, fair value inherent in the transaction is based on the value of either the consideration given or the consideration received, whichever is more readily determinable. Theoretically, in an arm’s-length transaction in which each party represents its own interests, the value of consideration given and the value of consideration received are the same. While the value of consideration given generally is more consistent with the principle of historical cost, the fact that the values exchanged are expected to be substantially the same results in the value of consideration received being an acceptable measurement alternative, if that amount is more readily determinable than the fair value of consideration given.

The foregoing are some of the principles that underlie our determination of the fair value of services provided by Greentree.

30. The 300,000 shares of common stock were issued to three of our officers on October 31, 2004. Accordingly, we deleted Note E-Subsequent Events, page 60, and classified such issuances as “common stock to be distributed” in our September 30, 2004 balance sheet. Nonetheless, the expense associated with the issuance of 197,500 total shares of common stock to Greentree and our three officers were booked as of September 30, 2004, since the expenses were incurred and recognized as of such date. We expect to incur no expense for this stock issuance in the next quarter.

31. We deleted the note, Subsequent Events, which made reference to an “arm’s length” exchange.

Please let us know if you have any further questions.

Sincerely,

David R. Koran,
President

cc: Harold H. Martin, Esq.

DRK/mm
Enclosures